Exhibit 99

REPORT ON MATERIAL INFORMATION

“DECISIONS OF THE BOARD OF DIRECTORS”

1.          General Information.

1.1.       Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications «Rostelecom».

1.2.       Issuer’s short proprietary name: OJSC Rostelecom.

1.3.       Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.       State Registration Number (OGRN): 1027700198767.

1.5.       Taxpayer’s Identification Number (TIN): 7707049388.

1.6.       Issuer’s unique code assigned by registration authority: 00124-A.

1.7.       Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts.

2.          Material Information.

2.1.       Date of Board of Directors voting when the decision was made: April 20, 2009.

2.2.       Date of compilation and number of Minutes of the Board of Directors voting: Minutes No. 23 dated April 23, 2009.

2.3.       Decision made by the Board of Directors of the Company:

“Approval the agenda of the Company’s Annual General Shareholders’ Meeting (hereinafter referred to as the Meeting) on the results of the year 2008; approval information (materials) for shareholders use to be used to prepare for the Meeting, the order of it’s provide and notification shareholders; approval the form and the content of voting ballot for the Meeting:

“1.)    To approve the following agenda for the Meeting:

1.      Approval of the Company’s annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses (including dividend payment) upon the results of the reporting fiscal year (2008).

2.      Election of the Board of Directors of the Company.

3.      Election of the Audit Commission of the Company.

4.      Approval of an external auditor of the Company for the year 2009.

5.      Approval of the restated Charter of the Company.

6.      Approval of the restated Regulations on the General Shareholders’ Meeting of the Company.

7.      Approval of the restated Regulations on the Board of Directors of the Company.

8.      Approval of the Amendments No.1 to the Regulations on the Management Board of the Company.

9.      Approval of the related party transaction subject-matter of which is the assets and services whose cost amounts to more than two (2) percent of the Company’s balance value of assets pursuant to the Company’s financial statements as of the last reporting date, namely the Partnership Agreement between ANO “Organizing Committee of the XXII Olympic Winter games and XI Paralympic Winter Games of 2014 in Sochi”, OJSC “Rostelecom” and OJSC “Megafon”.

10.    Compensation to the members of the Board of Directors for the duties as members of the Company’s Board of Directors.

2.)    To approve the following information (materials) for shareholders use to be used to prepare for the Meeting and the order of it’s provide:

•      Notification on the Meeting;

•      Information on the agenda of the Meeting, including:

•      the Board of Directors’ recommendations in respect of the Company’s profit and loss distribution upon the results of the year 2008, including the amount of dividend and its distribution method;

•      Information about candidates to the Company’s Board of Directors;

•      Information about candidates to the Company’s Audit Commission;

•      Information on the existence or lack of consent of the candidates to ballot;

•      Information about the proposed external auditor of the Company for the year 2009;

•      Proposed wording of the decisions of the Meeting;

•      The Company’s 2008 Annual Report;

•      The Company’s annual financial statements for the year 2008, including the profit and loss statement (on the basis of the Russian Accounting Statements);

•      The Audit Commission’s report regarding audit of the Company’s financial and operating activities;

•      The report by the external auditor, ZAO KPMG, regarding Rostelecom’s financial statements for 2008;

•      Excerpt from the minutes of the Audit Committee of the Board of Directors regarding the report provided by the Company’s external auditor ZAO KPMG;

•      Draft of the restated Charter of the Company;

•      Draft of the restated Regulations on the General Shareholders’ Meeting of the Company;

•      Draft of the restated Regulations on the Board of Directors;

•      Draft of the Amendments No.1 to the Regulations on the Management Board (new version No.4);

•      Information on the related party transaction subject-matter of which is the assets and services whose cost amounts to more than two (2) percent of the Company’s balance value of assets pursuant to the Company’s financial statements as of the last reporting date, namely the Partnership Agreement between ANO “Organizing Committee of the XXII Olympic Winter games and XI Paralympic Winter Games of 2014 in Sochi”, OJSC “Rostelecom” and OJSC “Megafon”; information on material terms and conditions of the Partnership Agreement; information on the evaluation based on the market value of the price (monetary valuation) of the disposed (obtained) assets and services under the Partnership Agreement.

To provide persons who have the right to attend the Meeting with the information (materials) according to approved list from April 27, 2009 to May 27, 2009 inclusive by following addresses:

Regional Branches	Telephone	Fax/E-mail	Postal address

North-Western	+ 7 (812) 601-03-07, + 7 (812) 601-03-33	+ 7 (812) 601-03-76, irina.titova@rt.ru, office.szf@rt.ru	190000, St Petersburg, P.O. BOX-1058
Volga Region	+ 7 (846) 278-03-62	+ 7 (846) 242-30-05, svetlana.fedotkina@rt.ru	292 Sadovaya st., Samara, 443001
Siberian	+ 7 (383) 220-03-98	+ 7 (383) 220-05-18, alla.kislova@rt.ru	33/1 2nd Soyuza Molodyozhi st., Novosibirsk, 630082
Southern	+ 7 (863) 264-54-19	+ 7 (863) 264-07-92, elena.martirosyan@rt.ru	152 Pushkinskaya st., Rostov-on- Don, 344006
Urals	+ 7 (343) 374-60-30	+ 7 (343) 374-66-41, natali.grebennikova@rt.ru	4a Asbestovsky Pereulok st., Yekaterinburg, 620041
Far Eastern	+ 7 (4212) 30-51-81	+ 7 (4212) 30-57-09, tatiana.nevorotova@rt.ru	23 Pushkina st., Khabarovsk, 680000
Central	+ 7 (499) 192-11-29	+ 7 (495) 994-30-43, marina.shilina@cf.rt.ru	17/1 3rd Khoroshevskaya st., Moscow, 123298
MMT	+ 7 (495) 246-36-61	+ 7 (495) 246-01-63, secret@mmtel.ru	30 Goncharnaya st., Moscow, 115172
Rostelecom Training Center	+ 7 (495) 992-05-59	+ 7 (495) 992-05-13, ilya.cherkaev@rt.ru	Bekasovo Village, Naro-Fominsk District, Moscow Region, 143380
Rostelecom Headquarters	+ 7 (499) 973-08-78	+ 7 (499) 973-10-55, yulia.vorobyova@rt.ru	14 1st Tverskaya-Yamskaya st., Moscow, 125047
OJSC “Obyedinennaya Registratsionnaya Kompaniya” (“United Registration Company”)	+7 (495) 933-42-21	+7 (495) 933-42-21 ork@ork-reestr.ru	15A Kalanchevskaya st., 107078, Moscow, P.O. Box 162

The Meeting materials are available on Rostelecom corporate website www.rt.ru by choosing Investor Centre - AGM - AGM on the results of the 2008.”

3.          Signature.

3.1.       Deputy General Director —

Finance Director                                                                                                                  s/s                          Anton A. Khozyainov

3.2.       Date: April 28, 2009